33-1,Shiba 3-chome,Minato-ku,Tokyo 105-8574,Japan
TEL: (03) 5232-3331
TELEX:TRUSTMIT J26397 SWIFT Address:MTRBJPJT

RECEIVED

2007 JUN 11 A 8:14

OFFICE OF INTERNATIONAL
CORPORATE FINANCE

June 7, 2007

Office of International Corporate Finance
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington D.C. 20549
U.S.A.

Mitsui Trust Holdings

SUPPL

T~~he Chuo Mitsui Trust and Banking Company, Limited~~
Information Furnished Pursuant to
12g3-2(b) Under the Securities Exchange Act of 1934
File No.82-4677

Ladies and Gentlemen:

The Chuo Mitsui Trust and Banking Company, Limited, a bank organized as a joint stock company under the law of Japan (the "Bank"), pursuant to Rule 12g3-2(b) under the Securities and Exchange Act of 1934, as amended (the "Act"), hereby furnishes the following press release documents to the Commission:

· ANNOUCEMENT REGARDING DISSOLUTION OF A SUBSIDIARY
· NOTICE REGARDING CHANGE OF SPECIFIED SUBSIDIARY (TOKUTEI KOGAISHA)

All information and documents submitted herewith are being furnished under Rule 12g3-2(b)(1) with the understanding that such information and documents will not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Act, and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Bank is subject to the Act.

Please acknowledge receipt of this letter by stamping the enclosed copy and returning it.

Yours very truly,

07024354

For and on behalf of
The Chuo Mitsui Trust & Banking Co., Ltd.

Nobuaki Minei
Senior Manager
Global Finance Department
Phone: 81-3-5232-1056
Facsimile:81-3-5232-4479

PROCESSED
JUN 15 2007
THOMSON
FINANCIAL

dlw 6/12

RECEIVED

2007 JUN 11 A 8: 14

OFFICE OF INTERNATIONAL
CORPORATE FINANCE

May 25, 2007

To whom it may concern:

Name of listed company: Mitsui Trust Holdings, Inc.
Code No.: 8309

Notice Regarding Change of Specified Subsidiary (*Tokutei Kogaisha*)

We hereby announce that Mitsui Trust Holdings, Inc. (the "Company") has resolved, at the meeting of the Board of Directors held on May 25, 2007, to redeem all of the preferred securities issued by MTH Preferred Capital 2 (Cayman) Limited, one of the Company's overseas special purpose subsidiaries and reduce the amount of its stated capital, thereupon MTH Preferred Capital 2 (Cayman) Limited will be out of the scope of the Company's specified subsidiary (*tokutei kogaisha*).

1. Outline of the subsidiary which will be out of the scope of specified subsidiary (*tokutei kogaisha*) status

Name:	MTH Preferred Capital 2 (Cayman) Limited
Address:	P.O. Box 309 GT, Ugland House, South Church Street, George Town, Grand Cayman, Cayman Islands
Name of representative:	Nobuo Iwasaki
Details of business:	Issuance of preferred securities and underwriting of perpetual subordinated bonds of the Company
Date of establishment:	March 11, 2002
Stated Capital:	31,600,000,000 yen
Recent business results:	

(yen in millions)

Fiscal Year	July 2005	July 2006
Operating Income	995	1,000
Ordinary Profit	995	1,000
Net Income	995	1,000
Total Assets	32,096	32,099

2. Amount of stated capital of MTH Preferred Capital 2 (Cayman) Limited, number of shares held by the Company, and the ratio of its holding to the total number of outstanding shares.

	Before Change	After Change
Stated Capital	31,600 million yen (Common Stock: 2,000 million yen) (Preferred Securities: 29,600 million yen)	2,000 million yen (Common Stock: 2,000 million yen)
Number of Shares held by the Company	Common Stock: 200 shares	Common Stock: 200 shares
Total Number of Outstanding Common Stock and Preferred Securities	Common Stock: 200 shares Preferred Securities: 29,600 shares	Common Stock: 200 shares
Ratio of Voting Rights held by the Company	100%	100%

3. Reason for and the date of the change

(1) Reason

Although the Company holds 100% of the common stock issued by the specified subsidiary, the stated capital of the specified subsidiary will become less than ten hundredths of the amount of the Company's stated capital due to the redemption of all of preferred securities of the specified subsidiary and reduction of its stated capital in accordance with the resolution of the Board of Directors held on May 25, 2007, which will cause the specified subsidiary to no longer qualify as a specified subsidiary of the Company.

(2) Date of the change

July 25, 2007 (planned)

4. Effect on the performance of the Company

This event will have no effect on the Company's projected business results (consolidated and non-consolidated) for fiscal year ending March 2008.

For inquiries concerning this matter, please contact:

Mitsui Trust Holdings, Inc.
Public Relations Group
Planning and Coordination Department
Phone: 81-3-5232-8827

May 25, 2007

To whom it may concern:

Mitsui Trust Holdings, Inc.
Code No.: 8309

Announcement regarding Dissolution of a Subsidiary

Mitsui Trust Holdings, Inc. (the "Company") hereby announces that at the meeting of the Board of Directors held on May 25, 2007, the Company resolved to dissolve MTH Preferred Capital 2 (Cayman) Limited, one of its overseas special purpose subsidiaries.

1. Outline of the subsidiary to be dissolved and schedule of the dissolution

Name	MTH Preferred Capital 2 (Cayman) Limited
Location	P.O.Box 309 GT, Ugland House, South Church Street, George Town, Grand Cayman, Cayman Islands
Name of Representative	Nobuo Iwasaki
Details of Business	Issuance of preferred securities and underwriting of perpetual subordinated bonds of the Company
Date of Establishment	March 11, 2002
Capital Stock	31,600,000,000 yen (Capital stock following full redemption of the preferred securities resolved at the meeting of the Board of Directors held on May 25, 2007 is expected to be 2,000,000,000 yen.)
Dissolution Schedule	Planned to be liquidated before the end of March 2008

2. Reason for dissolution

The Company has resolved, at the meeting of the Board of Directors, to redeem all of the preferred securities issued by the aforementioned subsidiary in July 2007.

3. Effect on the performance of the Company

This event will have no effect on the Company's projected business results (consolidated and non-consolidated) for fiscal year ending March 2008.

For inquiries concerning this matter, please contact:
Mitsui Trust Holdings, Inc.
Public Relations Group
Planning and Coordination Department
Phone: 81-3-5232-8827

END